SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

BP Midstream Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

0556EL 109
(CUSIP Number)

Yevgeniy V. Nikulin
501 Westlake Park Boulevard
Houston, Texas 77079
Tel: (281) 366-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 0556EL 109

1	NAME OF REPORTING PERSON BP Midstream Partners Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY OO
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,956,712 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 56,956,712 units*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,956,712 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

*	Consists of 56,956,712 common units representing limited partner interests in BP Midstream Partners LP. BP Midstream Partners Holdings LLC may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through its controlling interest in BP Midstream Partners GP LLC.
**	Based on a total of 104,794,540 common units outstanding as of September 30, 2021.

13D
CUSIP No. 0556EL 109

1	NAME OF REPORTING PERSON BP Pipelines (North America) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A): (B):
3	SEC USE ONLY OO
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maine
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,956,712 units
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 56,956,712 units*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,956,712 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Consists of 56,956,712 common units representing limited partner interests in the BP Midstream Partners LP, held of record by BP Midstream Partners Holdings LLC, a wholly owned subsidiary of BP Pipelines (North America) Inc. BP Pipelines (North America) Inc. may also be deemed to be the indirect beneficial owner of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) through BP Midstream Partners Holdings LLC’s controlling interest in the BP Midstream Partners GP LLC.
**	Based on a total of 104,794,540 common units outstanding as of September 30, 2021.

13D
CUSIP No. 0556EL 109

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on November 9, 2017 by BP Pipelines (North America) Inc. (“BP Pipelines”) and BP Midstream Partners Holdings LLC (“BP Holdco” and, together with BP Pipelines, the “Reporting Persons”), as amended by Amendment No. 1 to the Schedule 13D filed on November 28, 2017, Amendment No. 2 to the Schedule 13D filed on February 12, 2021 and Amendment No. 3 to the Schedule 13D filed on August 4, 2021 (as amended, the “Schedule 13D”) with respect to the common units representing limited partner interests (the “Common Units”) of BP Midstream Partners LP (the “Issuer”). The Schedule 13D shall not be modified except as specifically provided herein.

Item 1.    Security and Issuer
No changes to this Item.

Item 2.    Identity and Background

No changes to this Item.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following paragraph:
Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment No. 4 (which Item 4 is incorporated herein by reference) will consist of American Depositary Shares of BP p.l.c. (“BP ADSs”), as described in Item 4.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

Merger Agreement

On December 19, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BP p.l.c., (“BP”), BP Holdco, BP Midstream RTMS LLC (“Merger Sub”), and BP Midstream Partners GP LLC (the “General Partner”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect wholly owned subsidiary of BP Holdco (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, (i) each outstanding Common Unit (other than Common Units owned by BP and its subsidiaries, including the Reporting Persons) will be canceled and cease to exist in consideration of the right to receive 0.575 BP ADSs (the “Merger Consideration” and such ratio, the “Exchange Ratio”) and (ii) any awards issued under a Partnership Long-Term Incentive Plan (each a “Partnership LTIP Award”) that is outstanding immediately prior to the effective time of the Merger will cease to relate to or represent any right to receive Common Units and will be converted into the right to receive the Merger Consideration, except that the number of the BP ADSs issued shall be equal to the number of Common Units subject to the corresponding Partnership LTIP Award multiplied by the Exchange Ratio, rounded up to the nearest whole unit. The interests in the Issuer owned by BP and its subsidiaries will remain outstanding as limited partner interests in the surviving entity. The General Partner will continue to own the non-economic general partner interest in the surviving entity.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to certain covenants, including, among others, covenants relating to (1) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (2) the obligation to use reasonable best efforts to cause the Merger to be consummated.

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CUSIP No. 0556EL 109

Completion of the Merger is subject to certain customary conditions, including, among others: (1) the receipt of Written Consent (as defined below); (2) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (3) the effectiveness of a registration statement on Form F-4 relating to the BP ADSs and ordinary shares of BP (“BP Shares”) to be issued pursuant to the Merger Agreement; (4) approval for listing on the New York Stock Exchange of the shares of BP ADSs to be issued pursuant to the Merger Agreement; (5) approval for listing on the London Stock Exchange and admission to the premium listing segment of the United Kingdom Financial Conduct Authority’s Official List of the BP Shares to be issued pursuant to the Merger Agreement; (6) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (7) compliance by the other party in all material respects with its covenants.

Support Agreement

In connection with execution of the Merger Agreement, the Issuer and BP Holdco entered into a Support Agreement, dated as of December 19, 2021 (the “Support Agreement”), pursuant to which BP Holdco has agreed to deliver a written consent (the “Written Consent”), covering all of the Common Units beneficially owned by it (the “Covered Units”), approving the Merger, Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. The Support Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the time the Merger becomes effective and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing summaries of the Merger Agreement and the Support Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, copies of which are attached hereto and incorporated herein by reference.
Item 5.    Interest in Securities of the Issuer

No changes to this Item.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.
Item 7.    Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented as follows:

Number	Description
Exhibit F
Agreement and Plan of Merger, dated December 19, 2021, by and among BP p.l.c., BP Midstream RTMS LLC, BP Midstream Partners Holdings LLC, BP Midstream Partners GP LLC and BP Midstream Partners LP (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 20, 2021).

Exhibit G
Support Agreement, dated December 19, 2021, by and between BP Midstream Partners Holdings LLC and BP Midstream Partners LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 20, 2021).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 2021	BP PIPELINES (NORTH AMERICA) INC.

	By:	/s/ Mayrena Castillo
	Name:	Mayrena Castillo
	Title:	President

BP MIDSTREAM PARTNERS HOLDINGS LLC

	By:	/s/ Hiten Mehta
	Name:	Hiten Mehta
	Title:	Authorized Person